UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   WREXHAM, AVIATION CORP.
   c/o AMERTRANZ WORLDWIDE HOLDING CORP.
   112 EAST 25TH STREET
   BALTIMORE, MD  21218
   USA
2. Issuer Name and Ticker or Trading Symbol
   AMERTRANZ WORLDWIDE HOLDING CORP.
   AMTZC, AMTWC
3. IRS or Social Security Number of Reporting Person (Voluntary)
   52-1703231
4. Statement for Month/Year
   JANUARY 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
CLASS A 10% CUMULATIVE|(1)     |01/14|J(2)|V|5,590.9    |A  |IMMED|     |COMMON STOCK|(1)    |$10.00 |95,091.8    |I  |(3)         |
 CONVERTIBLE PREFERRED|        |/98  |    | |           |   |.    |     |            |       |       |            |   |            |
 STOCK                |        |     |    | |           |   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
CLASS D PREFERRED STOC|(1)     |01/14|J(2)|V|1,331.1    |A  |IMMED|     |COMMON STOCK|(1)    |$10.00 |91,331.1    |I  |(3)         |
K                     |        |/98  |    | |           |   |.    |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) EACH HOLDER OF CLASS A 10% CUMULATIVE CONVERTIBLE PREFERRED STOCK AND CLASS
D
PREFERRED STOCK HAS THE RIGHT, AT THE HOLDER'S OPTION, TO CONVERT ANY OR ALL SHARES INTO
COMMON STOCK AT ANY TIME AT A CONVERSION PRICE (SUBJECT TO ADJUSTMENT) OF THE LOWER OF (i)
$6.00 PER SHARE, OR (ii) 80% OF THE AVERAGE OF THE CLOSING BID AND ASKED PRICE PER SHARE OF
COMMON STOCK ON THE DAY PRIOR TO THE CONVERSION
DATE.
(2) SHARES RECEIVED AS DIVIDEND ON OUTSTANDING SHARES OF THE SAME
CLASS.
(3) SHARES HELD BY 90% OWNED SUBSIDIARIES OF REPORTING
PERSON.
SIGNATURE OF REPORTING PERSON
/s/ WREXHAM AVIATION CORP. - BY: RICHARD A. SWIRNOW
DATE
FEBRUARY 9, 1998